UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST

(Translation of registrant’s name into English)

Suite 2700, South Tower,

Royal Bank Plaza,

200 Bay Street,

Toronto, Ontario,

Canada M5J 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the Management Report of Fund Performance and Unaudited Interim Financial Statements as of June 30, 2015 of Sprott Physical Gold Trust (the “Trust”).

Exhibit 99.1 is hereby incorporated by reference into the Trust’s registration statements on Form F-10, File No. 333-195434 filed with the Securities and Exchange Commission on April 22, 2014 and File No. 333-204468, initially filed with the Securities and Exchange Commission on May 27, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

Dated: August 12, 2015	/s/ Kirstin H. McTaggart
	By:	Kirstin H. McTaggart
Corporate Secretary